INTEGRITY APPLICATIONS, INC.
102 Ha’Avoda Street
P.O. Box 432
Ashkelon L3 78100
Israel

October 26, 2011

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission
100 F. Street, N.E.
Washington, DC 20549
Attn:  Daniel Morris

Re:	Integrity Applications, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed October 7, 2011
File No. 333-176415

Dear Mr. Morris:

On behalf of Integrity Applications, Inc., a Delaware corporation (the “Company”), I am writing to respond to the comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “SEC”) contained in its letter to the Company, dated October 24, 2011, regarding Amendment No. 1, filed with the SEC on October 7, 2011 (“Amendment No. 1”), to the Company’s Registration Statement on Form S-1 (File No. 333-176415) originally filed with the SEC on August 22, 2011 (the “Registration Statement”).

Concurrently with this response, the Company is also filing Amendment No. 2 to the Registration Statement (“Amendment No. 2”) incorporating the revisions to the Registration Statement described herein.  To expedite your review, we have enclosed with this letter a marked copy of Amendment No. 2 to the Registration Statement showing all changes from Amendment No. 1.

For your convenience, we have set forth the text of each of the Staff’s comments in bold, followed in each case by the Company’s response thereto.

Fee Table

1.
We note your response to prior comment 1 and the use of the phrase “any other public market.”  It is unclear why you cannot simply state that your stock will be offered at a fixed price until quoted on the OTC Bulletin Board, given the disclosure on the prospectus cover page that you intend to have your stock listed on the OTCBB.  Please advise or revise throughout your document.

In response to the Staff’s comment, the Company has revised the Registration Statement to delete the references to the phrase “any other public market.”  See the cover page and pages 6, 25 and 76 of Amendment No. 2.

Summary, Page 2

2.	We note your response to prior comment 4. Please revise the opening paragraph to disclose your losses for the most recently completed fiscal year and applicable stub period.

In response to the Staff’s comment, the Company has revised the opening paragraph of the “Summary” section of the Registration Statement to disclose its losses for the most recently completed fiscal year and the applicable stub period.  See page 2 of Amendment No. 2.

3.
We note your response to prior comment 4.  Please disclose the nature of the modifications contemplated and further disclose, if true, that you cannot be sure that the proposed modifications will improve your device’s results.

In response to the Staff’s comment, the Company has revised the Registration Statement to disclose the modifications made and anticipated to be made to the device, and to disclose that the Company cannot be sure that such modifications will improve the device’s results.  See pages 2, 33 and 44 of Amendment No. 2.

4.
Regarding your response to prior comment 5, please further revise your document to avoid reliance on defined terms.  We note, for example and without limitation, your frequent use of defined terms on pages 47 and 48.  You also appear to define terms whose meaning is clear from their context, such as Securities and Exchange Commission.  Refer to sample comment 3 in Staff Legal Bulletin No. 7 (June 7, 1999) for guidance.

In response to the Staff’s comment, the Company has further revised the prospectus to limit reliance on defined terms.

Risk Factors, page 7

A former stockholder . . ., page 7

5.
We note your response to prior comment 7.  Please update the disclosure to reflect any developments as a result of the October 11, 2011 hearing, including any relief specified, now that an arbitrator has been appointed.

In response to the Staff’s comment, the Company has revised the Registration Statement to disclose the developments resulting from the October 11, 2011 hearing.  See pages 3, 7 and 67 of Amendment No. 2.

Capitalization, page 26

6.
Please tell us why your pro forma capitalization at June 30, 2011 is less than your historical capitalization on the same date.  We note the pro forma capitalization reflects the sale by you of 269,680 shares of common stock in private placements since June 30, 2011.

The capitalization table, as presented in Amendment No. 1, used parentheses to present liabilities and additional paid-in capital.  Negative amounts were presented without parentheses.  As a result, the capitalization table shows an increase in our pro forma capitalization to 2,771,408 from an amount of 1,306,854 in our historical capitalization.  In order to clarify the Company's capitalization, the Company has revised the Capitalization table to properly present all line items in accordance with U.S. accounting practices.  See page 26 of Amendment No. 2.

Liquidity and Capital Resources, page 32

7.	Please revise to clarify how interest on the shareholder loans will be calculated.

In response to the Staff’s comment, the Company has revised the Registration Statement to clarify how the amount to be repaid is calculated by reference to changes in the Israeli Consumer Price Index.  See pages 22, 32 and 67 of Amendment No. 2.

Business, page 33

Overview, page 33

8.
We note your response to prior comment 10; however, your disclosure in this section is unclear as to what developments took place in the last three years.  For example, in the third paragraph, you refer to the year that you were founded and then generally discuss the developments since that date without indicating when they took place.  We therefore reissue our comment.

In response to the Staff’s comment, the Company has revised the Registration Statement to provide in the “Overview” section the relevant dates for the development of its product candidate.  The Company has also revised the “Overview” section to clarify what developments took place during the past three years.  We note that the overview section already discloses the form and year of the Company’s organization, as well as the reorganization transaction completed in July of 2010. See page 33 of Amendment No. 2.  All other items required to be disclosed in the description of the Company’s business pursuant to Item 101(h)(4) of Regulation S-K have been disclosed on the following pages of the Registration Statement.

Principal products or services and their markets -- See disclosure on page 33 of Amendment No. 1, as supplemented by the additional disclosure included on page 33 of Amendment No. 2.

Distribution methods of the products or services -- See disclosure under the caption “Sales & Marketing” on page 46 of Amendment No. 1.

Status of any publicly announced new product or service -- See pages 38-44 of Amendment No. 1., which discloses the results of recent clinical trials of, and the status of, the GlucoTrack DF-F device.

Competitive business conditions and the smaller reporting company's competitive position in the industry and methods of competition - See disclosure under the caption “Competition” on pages 53-54 of Amendment No. 1.

Sources and availability of raw materials and the names of principal suppliers - See disclosure under the caption “Manufacturing” on page 46 of Amendment No. 1 with respect to the Company’s intended future manufacturing efforts.

Dependence on one or a few major customers - See disclosure under the caption “Sales & Marketing” 46 of Amendment No. 1, which discloses the Company’s plans with respect to its intended future distribution efforts.

Patents, trademarks, licenses, franchises, concessions, royalty agreements or labor contracts, including duration -- See disclosure under the caption “Intellectual Property” on pages 52-53 of Amendment No. 1.

Need for any government approval of principal products or services. If government approval is necessary and the smaller reporting company has not yet received that approval, discuss the status of the approval within the government approval process -- See disclosure under the caption “Government Regulatory” on pages 46-52 of Amendment No. 1.  Note that the status of the GlucoTrack DF-F’s FDA and CE Mark approvals are disclosed on the second and third paragraphs, respectively, of page 48 of Amendment No. 1.

Effect of existing or probable governmental regulations on the business -- See disclosure under the caption “Government Regulatory” on pages 46-52 of Amendment No. 1.

Estimate of the amount spent during each of the last two fiscal years on research and development activities, and if applicable, the extent to which the cost of such activities is borne directly by customers -- See disclosure under the caption “Research and Development expenses” on page 31 of Amendment No. 1.

Costs and effects of compliance with environmental laws (federal, state and local) -- Not applicable.

Number of total employees and number of full-time employees -- See disclosure under the caption “Employees” on page 54 of Amendment No. 1.

The Product, page 36

9.	We reissue the part of prior comment 18 relating to the purchase price as a barrier to adoption because it is not addressed in your response.

In response to the Staff’s comment, the Company had revised the registration statement to include additional disclosure relating to the purchase price as a barrier to adoption.  See pages 5 and 37 of Amendment No. 2.

10.
Please clarify your disclosure in response to prior comment 21 to indicate who recalibrates your products.  Also, to the extent that the product must be recalibrated monthly by the user through the use of an invasive device, disclose how this compares to the recalibration requirements of competing products and revise your disclosure to clearly state, if true, that your product must be used in conjunction with an invasive device.

In response to the Staff’s comment, the Company has revised the Registration Statement to disclose who recalibrates the Company’s product.  Additional disclosure has also been included to address the extent to which an invasive device is required to be used to recalibrate the device.  See pages 5 and 43 of Amendment No. 2.

Regulation of the Design, Manufacture and Distribution…, page 47

11.
We note your response to prior comment 22.  Given that you disclose an intention to market your product in countries that do not rely on the CE Mark, please expand your disclosure to identify these markets and discuss the regulatory hurdles you will encounter.

In response to the Staff’s comment, the Company has revised the Registration Statement to disclose the country that does not rely on the CE Mark in which it intends to market its products.  See page 48 of Amendment No. 2.

Principal and Selling Stockholders, page 55

12.
We note your response to prior comment 28.  Please provide your analysis as to the impact of the tax ruling by the Israeli Tax Authorities on your selling shareholders’ ability to sell shares pursuant to this registration statement.  We note, for instance, the two-year restriction discussed elsewhere in the prospectus.

In response to the Staff’s comment, we have revised the Registration Statement to disclose that the selling shareholders acquired the shares to be sold pursuant to the Registration Statement in the private placement disclosed on page 3 and elsewhere in Amendment No. 1.  See the inside front cover page and page 55 of Amendment No. 2.  The Company respectfully advises the Staff that the tax ruling by the Israeli Tax Authorities will not have any effect on the selling shareholders’ ability to sell shares pursuant to the Registration Statement because, as disclosed on page 2 and elsewhere in Amendment No. 1, the tax ruling applies with respect to the shares of the Company owned by the former shareholders of Integrity Israel whose shares in Integrity Israel were exchanged for shares in the Company pursuant to the Reorganization completed on July 15, 2010, as described on page 2 and elsewhere in Amendment No. 1.  The selling shareholders acquired their shares directly from the Company pursuant to the private placement, which commenced on July 26, 2010 and consisted of seven closings held between December 2010 and July 2011.

13.
We also note that your response to prior comment 28 states that two selling shareholders are associated with a broker dealer.  Please tell us whether these shareholders are affiliated with a broker dealer, as the term “affiliate” is defined in Rule 405 of the Securities Act.

Based on shareholder questionnaires received from the selling shareholders referenced, the Company believes that each of these two shareholders is an affiliate of a broker dealer.  However, each of these shareholders also represented to the Company in his shareholder questionnaire that he purchased his shares in the Company sold in the private placement in the ordinary course of business, and did not, at the time of purchase, have any agreements or understandings, directly or indirectly, with any person to distribute such shares.

14.	Please file or tell us where you filed your material agreements related to the private placements conducted between December 16, 2010 and July 29, 2011.

The Company respectfully advises the Staff that all material agreements related to the private placements have been filed as exhibits to the Registration Statement.  Please see Exhibits 10.2 and 10.3, respectfully, for copies of the form of subscription and registration rights agreements entered into between the Company and the investors in the private placements.  Please see Exhibits 10.5 and 10.6, respectfully, for a copy of the agreement entered into between the Company and the placement agent for the private placement and an amendment to such agreement.

15.
We note your response to prior comment 29.  Please revise the footnotes to clarify the natural persons with voting and dispositive power over the shares held by IRA custodians.  In addition, confirm that voting and dispositive power in joint tenancy holdings is held by the persons identified in the table.

In response to the Staff’s comment, the Company has revised the footnotes to clarify the natural persons with voting and dispositive power over the shares held by IRA custodians and to confirm that voting and dispositive power in joint tenancy holdings is held by the persons identified in the table.

Financial Statements, page F-1

Report of Independent Registered Public Accounting Firm, page F-3

16.
We note that your auditors changed the date of their opinion regarding your financial statements for the years ended December 31, 2009 and 2010.  However, there is no indication in the filing as to the reason for the date change and there are no disclosures in the filing to indicate if any changes were made to the previous audit opinion and/or related financial statements.  Please ask your auditors to explain to us why the date of their opinion was changed from August 22, 2011 to October 7, 2011 and to tell us the nature of any additional audit procedures they performed through October 7, 2011. Also, tell us whether any other changes were made to the prior audit report dated August 22, 2011 and/or related financial statements and if so, explain the reason for such changes.

The Company’s auditor has advised us that the date of its opinion was changed from August 22, 2011 to October 7, 2011 as a result of the revisions made to the financial statements in order to reflect the responses of the Company to the Staff’s comments contained in its comment letter dated September 16, 2011.  These changes to the financial statements required the auditor to complete additional audit work and procedures, and therefore the date of the original report was changed to the date of completion of the additional work and procedures.

The additional audit work and procedures completed by the auditor for the period from August 22, 2011 to October 7, 2011 were performed in accordance with AU Section 560, Subsequent Events, and included:

•	Inquiries and discussions with the persons having responsibility for financial and accounting matters mostly with respect to the contingent liabilities and changes in the capital stock.

•	Inquiry of the Company's legal counsel concerning the litigation the Company is involved in.

•	Obtaining an updated letter of representations from the Company's management.

No other changes were made to the prior audit report dated August 22, 2011. All changes to the financial statements included in Amendment No. 1 were made in response to the comments of the Staff contained in its comment letter dated September 16, 2011, and were marked in the redline furnished to the Staff in connection with the filing of Amendment No. 1.

Consolidated Balance Sheets, page F-4

17.	Please tell us your consideration of the guidance at ASC 915-210-45 with respect to the current description herein of your accumulated deficit.

The Company advises the Staff that the current disclosure with respect of the accumulated deficit included in the financial statements was prepared in accordance with the guidance of ASC 915-210-45.  However, in accordance with ASC Topic 915-210-45, the accumulated deficit caption should have been titled "deficit accumulated during the development stage".  The Company has revised the Registration Statement to reflect this change in the caption.  See pages F-4 and F-6 through F-10 of Amendment No. 2.

Item 16. Exhibits, page II-3

18.	Please file a complete exhibit 10.16. We note the exhibit contains references to enclosures.

The Company respectfully advises the Staff that the enclosures to the referenced exhibit are currently being translated from Hebrew to English, and will be filed by an amendment to the Registration Statement to be filed by the Company prior to the effectiveness thereof.

19.	Regarding your response to prior comment 40, please tell us which exhibit pertains to the May 2002 loan described on page 67 of your document.

We respectfully advise the Staff that the Company has not entered into a formal written agreement with respect to the May 2002 loan.  However, the terms governing the repayment of such loan are included in Section 8.10 of the agreement filed as Exhibit 10.11 to the Registration Statement.  The Company has revised the Registration Statement to clarify that these loans were provided pursuant to an oral agreement.  See pages 22, 32 and 67 of Amendment No. 2.

20.	Please file a complete exhibit 10.12. We note the exhibit contains a reference to exhibit C.

Please see Exhibit 10.12, as re-filed with the SEC on the date hereof.

* * * * *

We thank you in advance for your consideration of this response.  If you have any questions regarding this response, please call the Company’s outside counsel, Robert L. Grossman, Esq. of Greenberg Traurig, P.A. at (305) 579-0756.

             Sincerely,
             /s/ Avner Gal
             Chief Executive Officer

cc:           Robert L. Grossman, Esq.,
Greenberg Traurig, P.A.